GRIFOLS, S.A.
Avinguda de la Generalitat, 152-158
Parc Empresarial Can Sant Joan
Sant Cugat del Vallés 08174
Barcelona, Spain
Tel.: +34 93 571 07 67
www.grifols.es

May 28, 2013

VIA ELECTRONIC TRANSMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:          Grifols SA
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 5, 2013
File No. 001-35193

Dear Mr. Rosenberg:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-35193) (the “2011 Annual Report”) of Grifols, S.A. (the “Company”), in your letter dated May 14, 2013 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter.

For your convenience, the Staff’s comments are set forth in this letter in bold italics, followed by our responses.

General

1.              Please change, in future filings, the commission file number on the cover page to 001-35193, which is the number used in the EDGAR system.

We will make the requested change in future filings.

Item 5.  Operating and Financial Review and Prospects
Operating Results

Net Revenues, page 107

2.              Please provide us proposed revised disclosure to be included in future filings that quantifies your changes in revenues from period to period, attributable to your business acquisitions, new products and for existing products, price changes versus volume changes. For example, your current disclosure merely indicates that your increase in revenues is primarily attributable to the Talecris acquisition but does not quantify the impact.  Please see Item 5.A.1 of Form 20-F.

In response to the Staff’s comment No. 2, we propose to include disclosure substantially similar to the following in future filings:

Revenues from 2011 to 2012 increased by €825.3 million. This 46.0% revenue increase is organic and acquisition related growth. €197.3 million is attributable to organic growth, resulting from the positive impact of USD/EUR exchange rate fluctuations in the amount of €121.2 million and an increase in operating results in the amount of €76.2 million that is primarily attributable to increases in sales volume. €628.0 million is attributable to the acquisition of Talecris Biotherapeutics on June 1, 2011. Acquisition related growth consists of a €23.3 million increase resulting from the positive impact of USD/EUR exchange rate fluctuations and an €604.7 million increase in operating results primarily attributable to increases in sales volume.

Robust revenue growth across all divisions has been driven by increases in sales volume in a flat price environment due to austerity measures in the European market. Grifols’ organic growth during 2012 is a result of increased sales in geographic regions with better economic conditions

Cost of sales, page 109

3.              Please provide us proposed disclosure to be included in future filings that describes and quantifies each of the key factors underlying changes in your operating results for each period presented, particularly those components of net revenue and cost of sales that caused your gross profit percentage to increase from 46.0% for 2011 to 50.7% for 2012.

In response to the Staff’s comment No. 3, we propose to include disclosure substantially similar to the following for future filings:

The increase in gross profit margin during the period from 46.1% of sales in 2011 to 50.7% in 2012 was mainly a result of synergies derived from the acquisition of Talecris, including (i) lower plasma collection costs due to improved efficiencies and economies of scale; (ii) improved manufacturing yields and optimized capacity utilization as a result of cross-license approvals for several intermediate pastes; (iii) manufacturing cost efficiencies; and (iv) improved revenue per liter of plasma.

Item 18. Financial Statements
Notes to Consolidated Financial Statements

(2) Basis of Presentation
(b) Relevant accounting estimates, assumptions and judgments used when applying accounting principles, page F-9

4.              Please provide us disclosure to be included in future filings that describes and quantifies the key assumptions and other major sources of estimation uncertainty that have a significant risk of a material adjustment to the carrying amount of your assets and liabilities within the next fiscal year. Refer to guidance in paragraph 129 of IAS 1.

In response to the Staff’s comment No. 4, we propose to include disclosure substantially similar to the following in future filings:

The preparation of the consolidated financial statements in conformity with IFRS-IASB requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. A summary of information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements, as well as a sensitivity analysis when considered appropriate, is included in the following notes:

•                       The assumptions used for calculation of the fair value of financial instruments (see notes 4 (k) and 32).

•                       The assumptions used to test non-current assets and goodwill for impairment (see notes 4(i) and 7).

•                       Useful lives of property, plant and equipment and intangible assets (see notes 4(g) and 4(h)).

•                       Evaluation of the effectiveness of hedging derivatives (see note 17 (g)).

•                       Evaluation of the nature of leases (operating or finance) (see note 4(j) and note 9(c)).

•                       Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to the business combinations (see note 3).

•                       Evaluation of the capitalisation of development costs (see note 4(h)). The key assumption is related to the estimation of the generation of sufficient future economic benefits of the projects.

•                       Evaluation of provisions and contingencies (see note 4(r), note 21 and note 31). The key assumptions lie on the evaluation of the likelihood of an outflow of resources due to a pass event to occur, as well as on the evaluation of the best estimate on the likely outcome.

•                       Evaluation of the recoverability of receivables from public entities (see note 5 and 32). The key assumption is the estimation of the expected collection of the public entities receivables.

•                       Evaluation of the recoverability of tax credits including tax loss carryforwards and rights for deductions (note 29). The key assumption is the uncertainty surrounding the expected future results of the entities to evaluate the recoverability of the tax credits.

Grifols’ management does not believe that there are any assumptions or sources of estimation uncertainty that have a significant risk of resulting in a material adjustment within the next financial year.

(4) Significant Accounting Principles
(n) Inventories, page F-31

5.              Please explain to us your accounting treatment for those costs associated with your plasma collection process, including your operation of 150 collection centers and other associated costs, as described on pages 60-61. Explain your basis for expensing these costs or capitalizing them as plasma raw materials inventory.

In response to the Staff’s comment No. 5, we propose to include disclosure substantially similar to the following in future filings:

All direct costs related to the collection of plasma at one of our 150 donation centers are capitalized as part of inventory costs. The primary capitalized costs are:

•                  Donor fees

•                  Cost of soft goods and devices used during the collection process

•                  Direct labor costs for donor center employees

•                  Rental expenses

•                  Testing costs, including reagents used during the process

•                  Warehouse costs of plasma

Indirect costs such as general management and administration costs are expensed to profit and loss when incurred.

Additionally, plasma acquired from third parties is valued at the acquisition price.

(17) Equity, page F-54

6.              We are unable to locate the authorized share disclosure or the reconciliation required by paragraphs 79(a)(i) and 79(a)(iv) of IAS 1. Please provide this information as proposed disclosure to be included in future filings or explain to us where it is located in your filing.

In response to the Staff’s comment No. 6, we propose to include disclosure substantially similar to the following in future filings:

At 31 December 2012 and 2011, the Company’s share capital equalled Euros 117,882,384 and the authorized shares were as follows:

•          Class A shares: 213,064,899 ordinary shares, with par value of Euros 0.50, subscribed and fully paid and of the same class and series.

•          Class B shares: 113,499,346 non-voting preference shares, with a par value of 0.10 Euros, of the same class and series, and with preferential rights as set forth in the Company’s by-laws.

At 31 December 2012 and 2011 the total number of outstanding shares is equal to the total number of authorized shares minus treasury stock.

Movement in outstanding shares during 2011 was as follows:

	Class A	Class B
	Shares	Shares

Outstanding shares at 1 January 2011	212,906,573	—

New Issue of Class B Shares	—	113,483,514

Outstanding shares at 31 December 2011	212,906,573	113,483,514

Movement in outstanding shares during 2012 was as follows:

	Class A	Class B
	Shares	Shares

Outstanding shares at 1 January 2012	212,906,573	113,483,514

(Disposal)/ Acquisition of Treasury Stock	—	(250)

Outstanding shares at 31 December 2012	212,906,573	113,483,264

(22) Financial Liabilities, page F-63

7.              You appear to have accounted for the 29 February 2012 amendment to your senior debt agreement as a modification rather than an extinguishment. Please explain to us your basis for this accounting treatment and how it is consistent with the accounting policy described on pages F-29 and F-30. Refer us to the technical guidance upon which you relied. Also, provide us a summary of your accounting treatment for this amendment, particularly how it impacted your 2012 operating results. For example, given the €43.8 million cost of this refinancing, explain the factors that caused your unamortized financing costs to decrease from €281 million at December 31, 2011 to €190 million at December 31, 2012.

We advise the Staff that Paragraph 40 of IAS 39 establishes that an exchange of debt instruments with substantially different terms or a substantial modification of the terms of an existing debt instrument shall be accounted for as an extinguishment of the original financial liability. Paragraph AG62 of IAS 39 clarifies that a substantial modification of debt terms occurs when the discounted present value of the cash flows under new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability.

A summary of the modification of the original credit agreement is described in Note 22 to the consolidated financial statements for fiscal year 2012. The key modifications were:

Quantitative changes

•                Interest rates for all tranches were reduced by 50 basis points

•                US$600 million was retranched from Tranche A to Tranche B

•                The embedded floor in Tranche B was reduced from 1.75% to 1% in Tranche B and the embedded floor in Tranche A was cancelled

•                We paid US$43.8 million in renegotiation costs

Qualitative changes

•                The leverage ratio limiting the payment of dividends was increased from 3.75 to 4.5, and certain other conditions relating to certain contracts were relaxed

•                The covenants relating to limitations on fixed assets investments and the debt service coverage ratio were eliminated

The note also includes the following paragraph regarding the floor embedded in the original credit agreement:

“In addition, it should be noted that the floor included in the Tranches A and B of the senior debt is in the money and an embedded derivative exists on these contracts, which was measured at fair value through profit or loss, as established in IAS 39 and recognised separately from the loans. As a result of the refinancing entered into on 29 February 2012 the embedded derivatives have been amended and improved. The embedded derivative included in Tranche A has been eliminated, whilst the embedded derivative included in Tranche B has decreased from 1.75% to 1%. Consequently, the nominal amounts of the embedded floors of the senior debt have been significantly reduced: decrease in the fair value of embedded derivatives amounted to US

Dollars 71.6 million (Euros 53.5 million) and Euros 12.2 million at 29 February 2012, which has reduced the refinanced senior debt.”

To assess whether the terms should be considered substantially different as defined in paragraph AG62 of IAS 39, we performed the present value calculations prescribed in the paragraph.

The quantitative changes to the original credit agreement considered in the test are those enumerated above. For the calculation, we grouped each tranche by currency. The result was that both values do not differ by more than 10%.

It should be noted that the original credit agreement included an embedded floor of 1.75% that was accounted for on a stand alone basis as a derivative because it was “in the money” at that date. However, we performed the 10% test on the credit agreement in its entirety, including the embedded derivative. We noted that IFRIC 9 BC 9 in its (c) option regarding subsequent reassessment of an embedded derivative, allows for the combination of the derivative (carried at fair value) with the financial liability (carried at amortized cost) which would alter the carrying amount of the liability and its effective interest rate. However, we believe that our approach of considering the modifications to the original credit agreement as a whole is the most reasonable approach that better reflects the nature of the transaction.

Management does not believe that the qualitative changes enumerated above are substantial. We considered these changes as secondary benefits obtained in the course of the renegotiation to provide additional flexibility and reduce administrative burden. At the date of the renegotiation, we were well within the previous compliance ratios.

Based on the above, we concluded that the modifications of the terms of the original credit agreement were not significant and the original liability should not be derecognized. In accordance with paragraph AG62, we applied the following accounting treatment:

•                The original financial liability has not been derecognized from the balance sheet and commission paid, equal to Euros 43.7 million, has been adjusted to its carrying amount.

•                A decrease in the fair value (liability) of the modified embedded derivative equal to Euros 65.7 million has been adjusted to the carrying value of the financial liability. From the date of the modification, the new embedded derivative is separated and is recognized at fair value through profit or loss.

•                 The amortized cost of the financial liability will be determined by applying the new effective interest rate, which is the rate that equals the carrying amount of the financial liability at the date of modification with the cash flow payable in accordance with the new terms of the liability (paragraph AG8 of IAS 39).

A summary of the movement of the unamortized financing costs from the senior unsecured debt during the year 2012 has been as follows:

Thousand of Euros
Beginning Balance	280,889

Transaction Refinancing Cost	43,752

Amortized Cost for the year	(65,421)

Decrease in value of embedded derivatives	(65,761)

Exchange Difference	(3,176)

Ending Balance	190,283

* * * * * * *

In connection with responding to the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Alfredo Arroyo
Alfredo Arroyo
Chief Financial Officer